

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Anqiang Chen
Financial Controller
Tuniu Corporation
Tuniu Building No. 32
Suningdadao, Xuanwu District
Nanjing, Jiangsu Province 210042
The People's Republic of China

> **Re: Tuniu Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated December 28, 2022**
> **File No. 001-36430**

Dear Anqiang Chen:

　　We have reviewed your December 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information
Cash Flows through Our Organization, page 4

1.　　Your discussion of limitations on cash transfers appears to be limited to the PRC. Given that at least one of the entities in your corporate structure, as per disclosure on page F-9, was formed under Hong Kong law, please revise to also discuss limitations applicable to Hong Kong and Macau.

D. Risk Factors, page 11

2.   We have considered your response to prior comment 1 and continue to believe that revised disclosure is necessary. Please revise to discuss any restrictions, limitations, rules, or regulations under Hong Kong and Macau law that are commensurate to those of the PRC.

    You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation